FOR IMMEDIATE RELEASE	TSX: SLW
March 16, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES RECORD YEAR OF
PRODUCTION AND SALES VOLUMES IN 2015

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the fourth quarter and year ended December 31, 2015. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton achieved record production for a fifth straight quarter resulting in over 47 million silver equivalent ounces produced in 2015. Total silver and gold ounces sold also came in at a record level for a fourth quarter in a row, with over 41 million silver equivalent ounces sold during 2015. The record production and sales were driven by strong results at all four cornerstone assets, Salobo, Peñasquito, San Dimas, and Antamina, and were also driven by the start-up of Constancia and record production at one of our oldest streams, Zinkgruvan. Silver Wheaton expects to produce 54 million silver equivalent ounces1 in 2016, a forecast increase of over 13% relative to 2015.

FULL YEAR HIGHLIGHTS

•	Record attributable silver equivalent production for the year ended December 31, 2015 of 47.7 million ounces (30.7 million ounces of silver and 228,800 ounces of gold), compared with 35.4 million ounces in 2014, representing an increase of 35%.
•	Record silver equivalent sales volume for the year ended December 31, 2015 of 41.6 million ounces (26.6 million ounces of silver and 202,300 ounces of gold), compared with 32.9 million ounces in 2014, representing an increase of 26%.
•	Revenues of $648.7 million for the year ended December 31, 2015 compared with $620.2 million in 2014, representing an increase of 5%.
•	Average realized sale price per silver equivalent ounce sold for the year ended December 31, 2015 of $15.60 ($15.64 per ounce of silver and $1,152 per ounce of gold), representing a decrease of 17% as compared with 2014.
•	Adjusted net earnings[2] of $210.4 million ($0.53 per share) for the year ended December 31, 2015 compared with $268.0 million ($0.75 per share) in 2014, representing a decrease of 22%.
•	During the year ended December 31, 2015, the Company recognized impairment charges of $384.9 million related to certain of its silver and gold interests.

•	After including the after tax impact of the impairment charges, the net loss was $162.0 million ($0.41 per share) compared with net earnings of $199.8 million ($0.56 per share) in 2014.
•	Operating cash flows of $431.4 million ($1.09 per share2) for the year ended December 31, 2015, virtually unchanged from the operating cash flows of $431.9 million ($1.20 per share2) in 2014.
•	Cash operating margin[2] of $11.02 per silver equivalent ounce for the year ended December 31, 2015 compared with $14.27 in 2014, representing a decrease of 23%.
•	Average cash costs[2] were $4.17 and $393 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs[2] decreased to $4.58 compared with $4.59 in 2014.

FOURTH QUARTER HIGHLIGHTS

•	Record attributable silver equivalent production in Q4 2015 of 15.5 million ounces (10.3 million ounces of silver and 69,200 ounces of gold), compared with 9.1 million ounces in Q4 2014, representing an increase of 70%.
•	Record silver equivalent sales volume in Q4 2015 of 13.6 million ounces (8.8 million ounces of silver and 64,900 ounces of gold), compared with 8.5 million ounces in Q4 2014, representing an increase of 59%.
•	During the three month period ending December 31, 2015, payable silver equivalent ounces attributable to the Company produced but not yet delivered increased by 0.5 million ounces to approximately 6.9 million ounces.
•	Revenues of $200.5 million in Q4 2015 compared with $140.4 million in Q4 2014, representing an increase of 43%.
•	Average realized sale price per silver equivalent ounce sold in Q4 2015 of $14.73 ($14.75 per ounce of silver and $1,100 per ounce of gold), compared with $16.43 in Q4 2014, representing a decrease of 10%.
•	Adjusted net earnings[2] of $57.4 million ($0.14 per share) in Q4 2015 compared with $52.0 million ($0.14 per share) in Q4 2014, representing an increase of 10%.
•	During the three months ended December 31, 2015, the Company recognized impairment charges of $230.9 million related to certain of its silver and gold interests.
•	After including the after tax impact of the impairment charges, net loss of $169.3 million ($0.42 per share) in Q4 2015 compared with net earnings of $52.0 million ($0.14 per share) in Q4 2014.[1]
•	Operating cash flows of $133.4 million ($0.33 per share2) in Q4 2015 compared with $94.1 million ($0.26 per share2) in Q4 2014, representing an increase of 42%.
•	Cash operating margin[2] in Q4 2015 of $10.23 per silver equivalent ounce compared with $11.92 in Q4 2014, representing a decrease of 14%.
•	Average cash costs[2] in Q4 2015 were $4.06 and $396 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs[2] decreased to $4.50 compared with $4.51 in Q4 2014.
•	Declared quarterly dividend of $0.05 per common share.

•	On October 8, 2015, Silver Wheaton filed notices of objection in respect of the Notices of Reassessment (the "Reassessments") received from the Canada Revenue Agency ("CRA") for the 2005 to 2010 taxation years.
•	Asset Highlights
o	Silver Wheaton agreed to acquire from a subsidiary of Glencore plc ("Glencore") an amount of silver equal to 33.75% of the silver production until delivery of 140 million ounces of silver and 22.5% of the silver production thereafter for the life of mine of the Antamina mine for an upfront cash consideration of US$900 million and ongoing payments of 20% of spot price per silver ounce delivered.
o	Record attributable production from Salobo, San Dimas, Sudbury, and Zinkgruvan.
o	Record sales volume from Salobo and Peñasquito.

EVENTS SUBSEQUENT TO THE QUARTER

•	On January 27, 2016, the Company announced that it had signed a non-binding term sheet with Panoro Minerals Ltd. ("Panoro") to enter into an Early Deposit Precious Metals Purchase Agreement for the Cotabambas project located in Peru.

•	On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005 to 2010 taxation years through a judicial court process rather than continue to pursue the CRA internal appeals process.
•	On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years.

OUTLOOK

•	For 2016, Silver Wheaton's estimated attributable silver equivalent production is forecast to be 54 million silver equivalent ounces[1], including 265,000 ounces of gold. This represents an increase of over 13% from 2015.

•	Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces[1], including 260,000 ounces of gold.

"2015 was a year of growth for Silver Wheaton as we set new records each quarter for production and sales volumes. These records were driven by our cornerstone assets, San Dimas, Peñasquito, Salobo, and as of last November, Antamina, as well as one of our key growth assets, Constancia," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "While our assets performed well in 2015, the year was not without challenges. Along with pressure on precious metals prices throughout the year, Silver Wheaton received Notices of Reassessment from the CRA in September. We will continue to vigorously defend our position and work towards the quickest avenue for resolution. Given these headwinds, we believe our share price doesn't always reflect the quality of our portfolio, which was the reason why we initiated our first ever share buyback in 2015."

"Our focus at Silver Wheaton has always been to add ounces from high-quality, low-cost mines. This was clearly illustrated in the fourth quarter when we added Antamina, one of the lowest cost, largest copper mines in the world, into a portfolio that was already deriving over 90% of its production from mines in the lowest half of their respective cost curves. Throughout the year it was not only the cornerstone assets that performed well; one of our very first streams, Zinkgruvan, had record attributable production in 2015, and the mine continues to grow and improve. We are proud of our existing portfolio of assets and believe it represents the highest quality portfolio in the entire precious metals space. With sector leading cash flows, no committed capital expenditures, and an environment ripe with opportunities, we believe that we will continue to deliver accretive growth for our shareholders by investing into top quality assets."

Financial Review

Revenues
Revenue was $200.5 million in the fourth quarter of 2015, on silver equivalent sales of 13.6 million ounces (8.8 million ounces of silver and 64,900 ounces of gold). This represents a 43% increase from the $140.4 million of revenue generated in the fourth quarter of 2014 due primarily to a 59% increase in the number of silver equivalent ounces sold, partially offset by a 10% decrease in the average realized silver equivalent price ($14.73 in Q4 2015 compared with $16.43 in Q4 2014).

Revenue was $648.7 million in 2015, on silver equivalent sales of 41.6 million ounces (26.6 million ounces of silver and 202,300 ounces of gold). This represents a 5% increase from the $620.2 million of revenue generated in 2014, due primarily to a 26% increase in the number of silver equivalent ounces sold, partially offset by a 17% decrease in the average realized silver equivalent price ($15.60 in 2015 compared with $18.86 in 2014).

Costs and Expenses
Average cash costs2 in the fourth quarter of 2015 were $4.50 per silver equivalent ounce as compared with $4.51 during the comparable period of 2014. This resulted in a cash operating margin2 of $10.23 per silver equivalent ounce, a reduction of 14% as compared with Q4 2014. The decrease in the cash operating margin was primarily due to a 10% decrease in the average realized silver equivalent price in Q4 2015 compared with Q4 2014.

Average cash costs2 during the year ended December 31, 2015 were $4.58 per silver equivalent ounce, compared with $4.59 during the comparable period of 2014. This resulted in a cash operating margin2 of $11.02 per silver equivalent ounce, a reduction of 23% as compared with 2014. The decrease in the cash operating margin was primarily due to a 17% decrease in the average silver equivalent price realized in 2015 compared with 2014.

Earnings and Operating Cash Flows
Adjusted net earnings2 and cash flow from operations in the fourth quarter of 2015 were $57.4 million ($0.14 per share) and $133.4 million ($0.33 per share2), compared with $52.0 million ($0.14 per share) and $94.1 million ($0.26 per share2) for the same period in 2014, an increase of 10% and 42%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

Adjusted net earnings2 and cash flow from operations during the year ended December 31, 2015 were $210.4 million ($0.53 per share) and $431.4 million ($1.09 per share2), compared with $268.0 million ($0.75 per share) and $431.9 million ($1.20 per share2) for the same period in 2014, a decrease of 22% with respect to adjusted net earnings2, with cash flows from operations being virtually unchanged.

Balance Sheet
At December 31, 2015, the Company had approximately $103 million of cash on hand and $1,466 million outstanding under the Company's $2 billion revolving credit facility ("Revolving Facility"). On March 15, 2016, the Company was notified that its lenders had agreed to extend the term of the Revolving Facility by an additional year, with the facility now maturing on February 27, 2021.

On September 18, 2015 the Company announced it had received TSX approval to purchase up to 20,229,671 Common Shares (representing 5% of the Company's outstanding Common Shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. To date, the Company has repurchased 2,887,854 common shares under the NCIB at an average price of $13.58 per share, including 2,123,065 purchased subsequent to December 31, 2015.

Asset Impairment
At the end of each reporting period, the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). During the three months ended December 31, 2015, the Company recognized impairment charges of $230.9 million related to its Barrick and Keno Hill silver interests, its 777 silver and gold interest and its Sudbury gold interest.

As per Barrick Gold Corp.'s ("Barrick") 2015 annual financial statements, Barrick states that there is significant uncertainty with respect to the estimated timeline and the estimated remaining construction costs for the Pascua-Lama project. The Barrick silver interest ("Barrick PMPA") had a carrying value at December 31, 2015, of $607.8 million (inclusive of capitalized interest in the amount of $83.8 million).  Management has estimated that the recoverable amount at December 31, 2015 under the Barrick PMPA was $498.1 million, representing its fair value less cost to sell and resulting in an impairment charge of $109.7 million.

During the fourth quarter of 2015, the Company was provided with a new mine plan related to the 777 mine from Hudbay Minerals Inc. ("Hudbay").  Based on this new mine plan, total recoverable ounces for the remaining mine life are approximately 39% lower than previously estimated. At December 31, 2015, management estimated that the recoverable amount under the 777 silver and gold interest was $81.6 million, representing its fair value less cost to sell and resulting in a further impairment charge of $61.2 million, for a total impairment during 2015 of $215.2 million.

The delay in receiving deliveries relative to Keno Hill due to an interim suspension of operations in the third quarter of 2013 is an indicator of impairment related to the Keno Hill silver interest.  At December 31, 2015, management estimated that the recoverable amount under the Keno Hill silver interest was $33.4 million, representing its fair value less cost to sell and resulting in an impairment charge of $10.5 million.

During 2015, the Company recognized continued losses per ounce relative to its Sudbury gold interest (the "Sudbury PMPA"), which management considers to be an indicator of impairment.  The Sudbury PMPA, which was acquired in March 2013 for $623.6 million (including warrants having an exercise price of $65 which were valued at $53.6 million), had a carrying value at December 31, 2015 of $555.7 million.  Management has estimated that the recoverable amount at December 31, 2015 under the Sudbury PMPA was $506.2 million, representing its fair value less cost to sell and resulting in an impairment charge of $49.4 million.

Update on CRA Dispute and Audit of the Company's International Transactions

On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005 to 2010 taxation years following the receipt of Notices of Reassessment (the "Reassessments") from the CRA in September 2015. The CRA's position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005 to 2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and, as a result, no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee as opposed to a cash deposit.  The letter of guarantee is to be in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.

On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005 to 2010 taxation years through a judicial court process rather than continue to pursue the CRA's internal appeals process. The timing for the court process is uncertain. On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011 to 2013 taxation years. This correspondence is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011 to 2013 taxation years. However, if the CRA were to take a position similar to that underlying the Reassessments for the 2005 to 2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011 to 2013 taxation years by approximately $310 million. Taxation years subsequent to 2013 also remain open to audit by the CRA.

Fourth Quarter Asset Highlights

During the fourth quarter of 2015, attributable silver equivalent production was 15.5 million ounces (10.3 million ounces of silver and 69,200 ounces of gold), representing an increase of 70% compared with the fourth quarter of 2014.

Operational highlights for the quarter ended December 31, 2015, are as follows:

Antamina
In the fourth quarter of 2015, Silver Wheaton, through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd. ("SWC"), agreed to acquire from Anani Investments Ltd., a wholly-owned subsidiary of Glencore, an amount of silver equal to 33.75% of the silver production from the Antamina mine, located in Peru until delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine silver production at a fixed 100% payable rate. SWC paid Glencore cash consideration of US$900 million for the silver stream. In addition, SWC will make ongoing payments of 20% of spot price per silver ounce delivered. The silver stream was effective September 30, 2015, resulting in production and sales attributable to Silver Wheaton of 2.4 million and 1.3 million ounces, respectively, in the fourth quarter of 2015. Silver production is expected to average 4.7 million ounces per year over the first 20 years.

Salobo
In the fourth quarter of 2015, Salobo produced a record 37,680 ounces of gold attributable to SWC, an increase of approximately 208% relative to the fourth quarter of 2014. This increase was primarily due to the doubling of the percentage of gold that SWC is entitled to and the increased throughput as a result of the expansion to 24 million tonnes per annum, which commenced production in mid-2014. According to Vale's fourth quarter 2015 production report, Salobo's concentration plant processed run-of-mine ore at almost full capacity (24 million tonnes per annum) in the fourth quarter of 2015.  Furthermore, Vale reports that Salobo is expected to improve copper production in the second quarter of 2016, as rain decreases and higher grade ore faces are mined.

Peñasquito
In the fourth quarter of 2015, Peñasquito produced 1.8 million ounces of silver attributable to Silver Wheaton, an increase of approximately 12% relative to the fourth quarter of 2014. This increase was due to higher grades being mined as substantial mining took place in the heart of the deposit. As disclosed in Goldcorp Inc.'s ("Goldcorp") fourth quarter of 2015 MD&A, construction of the Northern Well Field project ("NWF") resumed during the fourth quarter of 2015 following prior suspension of construction due to an illegal blockade by a local community. Completion of the NWF is now expected to be in late 2016. Contingency plans remain in place to ensure that fresh water supply to the mine continues unimpeded until the NWF is fully operational.

During the fourth quarter of 2015, Goldcorp completed the Metallurgical Enhancement Project ("MEP") Feasibility Study and determined that the Concentrate Enrichment Process component of the MEP no longer met Goldcorp's required rates of return due to improved fundamentals in the concentrate smelting market. The other component of the MEP, the Pyrite Leach Plant ("PLP") envisages leaching a pyrite concentrate from the zinc flotation circuit tails to recover gold and silver that would otherwise report to the tailings facility at Peñasquito. An investment decision on PLP is expected by mid-2016, which, if approved, is expected to be in production by the end of 2018.

San Dimas
In the fourth quarter of 2015, attributable production from San Dimas was 2.3 million ounces of silver, an increase of approximately 33% relative to the fourth quarter of 2014. As per Primero Mining Corp.'s ("Primero") fourth quarter of 2015 MD&A, this growth was due to a number of factors including higher throughput related to the ongoing expansion of the mill to 3,000 tonnes per day ("tpd"), increased silver recoveries, increased long-hole mining production, and increased availability of the high-grade Jessica vein. Primero further reported that the San Dimas mine is now able to reach targeted productions near 3,000 tpd and that the mill expansion to 3,000 tpd is expected in the third quarter of 2016. On February 3, 2016, Primero announced that its Mexican subsidiary had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. Primero has indicated that it intends to vigorously defend the validity of the APA.

Sudbury
In the fourth quarter of 2015, Vale's Sudbury mines had record attributable gold production of 12,203 ounces, an increase of approximately 23% relative to the fourth quarter of 2014. This increase was attributable to higher mill recoveries and higher production from the Coleman and Totten mines.

Yauliyacu
In the fourth quarter of 2015, SWC amended its silver purchase agreement with Glencore on the Yauliyacu mining operations in Peru dated March 23, 2006.  The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Glencore will deliver to SWC a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess. Finally, the price paid for each ounce of silver delivered under the agreement has been increased by $4.50 per ounce plus, if the market price of silver exceeds $20 per ounce, 50% of the excess, to a maximum of $10 per ounce.

Other
Constancia
In the fourth quarter of 2015, Constancia produced approximately 4,617 ounces of gold and 0.6 million ounces of silver attributable to Silver Wheaton. The mine declared commercial production on April 30, 2015, and continues to ramp-up as expected. As per Hudbay's news release dated January 13, 2016, during the fourth quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani increased with improved trucking capacity, resulting in significant inventory drawdown. As a result, attributable gold ounces produced but not yet delivered to Silver Wheaton's decreased by approximately 10%.

Minto
In the fourth quarter of 2015, attributable gold production from Minto was 5,237 ounces, an increase of approximately 24% relative to the fourth quarter of 2014, primarily due to a pocket of higher grade underground material being mined in the quarter. According to Capstone Mining Corp.'s ("Capstone") fourth quarter production results, stripping of the Minto North pit proceeded as scheduled with lower-grade ore being reached in December.

Zinkgruvan
In the fourth quarter of 2015, Zinkgruvan had record attributable silver production of 0.7 million ounces, an increase of approximately 21% relative to the fourth quarter of 2014, resulting in a record 2.5 million silver ounces in 2015. According to Lundin Mining Corp.'s ("Lundin") news release dated January 21, 2016, Zinkgruvan achieved new annual records relating to tonnes of ore mined and milled. Furthermore, Lundin is reportedly undertaking an expansion project aimed at increasing Zinkgruvan's mill capacity by approximately 10% by the end of 2017.

Produced But Not Yet Delivered 3
As at December 31, 2015, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 0.5 million ounces to approximately 6.9 million silver equivalent payable ounces, as decreases at Salobo and Peñasquito were more than offset by an increase at the newly acquired Antamina silver interest.

Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two to three months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Events Subsequent to the Quarter

Cotabambas
On January 27, 2016, the Company announced that SWC had signed a nonbinding term sheet with Panoro to enter into an Early Deposit Precious Metals Purchase Agreement for the Cotabambas project located in Peru (the "Proposed Agreement"). Under the terms of the proposed agreement, SWC will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered to SWC, at which point the stream would decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the Proposed Agreement, SWC will pay a total cash consideration of $140 million plus an ongoing production payment of the lesser of: i) $5.90 for each silver ounce and $450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and ii) the prevailing market price. Once certain conditions have been met, SWC will advance $14 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents, and receipt of permits and construction commencing, SWC may then advance the remaining deposit or elect to terminate the Proposed Agreement. The entering into of the Proposed Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Proposed Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Reserves and Resources

As of December 31, 2015, Proven and Probable Mineral Reserves attributable to Silver Wheaton were 774.0 million ounces of silver compared with 756.5 million ounces as reported in Silver Wheaton's 2014 Annual Information Form ("AIF"), an increase of 2%, and 8.89 million ounces of gold compared with 9.11 million ounces, a decrease of 2%. On an attributable Measured and Indicated Mineral Resource basis, silver resources were 674.6 million ounces compared with 556.5 million ounces as reported in Silver Wheaton's 2014 AIF, an increase of 21%, and gold resources were 2.70 million ounces compared with 2.78 million ounces, a decrease of 3%. On an attributable Inferred Mineral Resource basis, silver resources were 460.9 million ounces compared with 263.5 million reported in Silver Wheaton's 2014 AIF, an increase of 75%, and gold resources were 2.38 million ounces compared with 1.46 million ounces, an increase of 64%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 2, 2016, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2015 estimates will also be included in the Company's 2015 Annual Information Form.

 Silver Wheaton's most current attributable reserves and resources, as of December 31, 2015, can be found on the Company's website at www.silverwheaton.com. Reserves and resources include Cotabambas. The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

2016 and Long-Term Production Forecast

Silver Wheaton is pleased to provide its updated one-year and long-term production guidance. For 2016, Silver Wheaton's estimated attributable silver equivalent production is forecast to be 54 million silver equivalent ounces1, including 265,000 ounces of gold. Silver Wheaton's estimated average annual attributable production over the next five years (including 2016) is anticipated to be approximately 52 million silver equivalent ounces1 per year, including 260,000 ounces of gold.

Over the next five years, forecast production growth from Salobo, Peñasquito and Constancia is expected to be offset by the cessation of production from assets with fixed terms. In particular, the 10-year-term contract on Capstone Mining's Cozamin mine, acquired with Silver Wheaton's 2009 acquisition of Silverstone, expires in April 2017. In addition, Silver Wheaton's streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018. Finally, Hudbay's Constancia mine is expected to meet the completion test, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. And lastly, as a reminder, Silver Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.

Attributable mine-by-mine actual 2014 and 2015 production and forecast 2016 production are as follows:

	Attributable Production[1,2]
	2014 Actual	2015 Actual	2016 Forecast

Silver ounces produced (000's)
Peñasquito	7,318	7,237	6,300
San Dimas[3]	5,760	7,449	7,500
Antamina	-	2,403	5,500
Other[4]	12,596	13,628	13,500
	25,674	30,717	32,800

Gold ounces produced (000's)
Salobo	40.1	125.6	148
Sudbury[5]	36.0	36.4	36
Other[6]	68.3	66.8	81
	144.4	228.8	265

Silver equivalent ounces produced (000's)[7]	35,400	47,697	54,000

1) Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3) Production includes Goldcorp's four-year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero. Up until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum delivered by Goldcorp (in 2014 Goldcorp was only required to deliver 875 thousand ounces given the partial year).  After August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4) Includes the Los Filos, Zinkgruvan, Keno Hill, Mineral Park (prior to 2015), Cozamin, Neves-Corvo, Stratoni, Campo Morado (prior to 2015), Minto, 777, Constancia, Yauliyacu, Lagunas Norte, Pierina, Veladero and Aljustrel silver interests.
5) Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
6) Includes Minto, 777 and Constancia gold interests.
7) Gold ounces produced are converted to a silver equivalent basis using a gold to silver ratio based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold. For 2016, gold ounces are converted to silver equivalent using a ratio of 80:1.

Webcast and Conference Call Details

A conference call will be held Thursday, March 17, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	29443904
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 23, 2016. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	29443904
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. The Company has streams on some of the largest and lowest cost mines in the world. Silver Wheaton's production and growth are founded on cornerstone assets including the Salobo mine in Brazil, the Peñasquito and San Dimas mines in Mexico, and the Antamina mine in Peru. Based upon its current agreements, forecast 2016 estimated annual attributable production is approximately 54 million silver equivalent ounces1, including 265,000 ounces of gold. Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces1 per year, including 260,000 ounces of gold.

End Notes

1 Silver equivalent production forecast assumes a gold/silver ratio of 80:1.  Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Please refer to non-IFRS measures at the end of this press release.
3 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Summarized Financial Results

	2015	2014	2013
Silver equivalent production [1]
Attributable silver ounces produced (000's)	30,717	25,674	26,754
Attributable gold ounces produced	228,764	144,395	151,204
Attributable silver equivalent ounces produced (000's) [1]	47,697	35,400	35,832
Silver equivalent sales [1]
Silver ounces sold (000's)	26,566	23,484	22,823
Gold ounces sold	202,349	139,522	117,319
Silver equivalent ounces sold (000's) [1]	41,574	32,891	29,963
Average realized price ($'s per ounce)
Average realized silver price	$ 15.64	$ 18.92	$ 23.86
Average realized gold price	$ 1,152	$ 1,261	$ 1,380
Average realized silver equivalent price [1]	$ 15.60	$ 18.86	$ 23.58
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$ 4.17	$ 4.14	$ 4.12
Average gold cash cost	$ 393	$ 386	$ 386
Average silver equivalent cash cost [1]	$ 4.58	$ 4.59	$ 4.65
Total revenue ($000's)	$ 648,687	$ 620,176	$ 706,472
Net (loss) earnings ($000's)	$ (162,042)	$ 199,826	$ 375,495
Add back - impairment loss, net of tax	372,399	68,151	-
Adjusted net earnings [2] ($000's)	$ 210,357	$ 267,977	$ 375,495
(Loss) earnings per share
Basic	$ (0.41)	$ 0.56	$ 1.06
Diluted	$ (0.41)	$ 0.56	$ 1.05
Adjusted earnings per share [2]
Basic	$ 0.53	$ 0.75	$ 1.06
Diluted	$ 0.53	$ 0.74	$ 1.05
Cash flow from operations ($000's)	$ 431,359	$ 431,873	$ 534,133
Dividends
Dividends paid ($000's)³	$ 80,809	$ 93,400	$ 160,013
Dividends paid per share	$ 0.20	$ 0.26	$ 0.45
Total assets ($000's)	$ 5,632,211	$ 4,647,763	$ 4,389,844
Total non-current financial liabilities ($000's)	$ 1,468,732	$ 1,001,914	$ 999,973
Total other liabilities ($000's)	$ 12,744	$ 17,113	$ 23,325
Shareholders' equity ($000's)	$ 4,150,735	$ 3,628,736	$ 3,366,546
Shares outstanding	404,039,065	364,777,928	357,396,778

1)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
2)	Refer to discussion on non-IFRS measures at the end of this press release.
3)	During the year ended December 31, 2015, the Company declared and paid dividends to its shareholders in the amount of $0.20 per common share for total dividends of $80.8 million, with the payment being comprised of $68.6 million in cash and $12.2 million in common shares issued, with the Company issuing 847,064 common shares under the Company's dividend reinvestment plan. For the comparable period in 2014, the Company declared and paid dividends to its shareholders in the amount of $0.26 per common share for total dividends of $93.4 million, with the payment being comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares under the Company's dividend reinvestment plan.

Consolidated Statement of (Loss) Earnings

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2015	2014
Sales	$648,687	$620,176
Cost of sales
Cost of sales, excluding depletion	$190,214	$151,097
Depletion	198,581	160,180
Total cost of sales	$388,795	$311,277
Gross Margin	$259,892	$308,899
Expenses and other income
General and administrative [1]	$32,237	$37,860
Impairment charges	384,922	68,151
Interest expense	4,090	2,277
Other expense	4,076	1,830
	$425,325	$110,118
(Loss) earnings before income taxes	$(165,433)	$198,781
Income tax recovery	3,391	1,045
Net (loss) earnings	$(162,042)	$199,826

Basic (loss) earnings per share	$-0.41	$0.56
Diluted (loss) earnings per share	$-0.41	$0.56
Weighted average number of shares outstanding
Basic	395,755	359,401
Diluted	395,938	359,804
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$6,160	$8,194

Consolidated Balance Sheets

	December 31	December 31
(US dollars in thousands)	2015	2014
Assets
Current assets
Cash and cash equivalents	$103,297	$308,098
Accounts receivable	1,124	4,132
Other	1,455	26,263
Total current assets	$105,876	$338,493
Non-current assets
Silver and gold interests	$5,469,412	$4,248,265
Early deposit - silver and gold interest	15,725	13,599
Royalty interest	9,107	9,107
Long-term investments	19,776	32,872
Other	12,315	5,427
Total non-current assets	$5,526,335	$4,309,270
Total assets	$5,632,211	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$10,664	$14,798
Current portion of performance share units	1,904	1,373
Total current liabilities	$12,568	$16,171
Non-current liabilities
Bank debt	$1,466,000	$998,518
Deferred income taxes	176	942
Performance share units	2,732	3,396
Total non-current liabilities	$1,468,908	$1,002,856
Total liabilities	$1,481,476	$1,019,027
Shareholders' equity
Issued capital	$2,815,569	$2,037,923
Reserves	(23,197)	(28,841)
Retained earnings	1,358,363	1,619,654
Total shareholders' equity	$4,150,735	$3,628,736
Total liabilities and shareholders' equity	$5,632,211	$4,647,763

Consolidated Statement of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2015	2014
Operating activities
Net earnings	$(162,042)	$199,826
Adjustments for
Depreciation and depletion	199,202	160,506
Amortization of credit facility origination fees:
Interest expense	238	125
Amortization of credit facility origination fees - undrawn facilities	923	1,020
Write off of credit facility origination fees upon repayment of NRT Loan	1,315	-
Gain on disposal of silver interest	-	(1,260)
Impairment charges	384,922	68,151
Interest expense	3,852	2,151
Equity settled stock based compensation	6,160	8,194
Performance share units	534	2,516
Deferred income tax recovery	(3,599)	(1,249)
Investment income recognized in net earnings	(247)	(351)
Other	(509)	(155)
Change in non-cash working capital	3,185	(5,561)
Cash generated from operations	$433,934	$433,913
Interest paid - expensed	(2,697)	(2,163)
Interest received	122	123
Cash generated from operating activities	$431,359	$431,873
Financing activities
Bank debt repaid	$(1,174,000)	$-
Bank debt drawn	1,640,000	-
Credit facility origination fees	(4,242)	(621)
Shares issued	800,000	-
Share issue costs	(31,785)	(152)
Redemption of share capital	(9,120)	-
Share purchase options exercised	2,887	7,026
Dividends paid	(68,593)	(79,775)
Cash generated from (applied to) financing activities	$1,155,147	$(73,522)
Investing activities
Silver and gold interests	$(1,800,117)	$(125,321)
Interest paid - capitalized to silver interests	(9,213)	(14,063)
Silver and gold interests - early deposit	(2,125)	(150)
Royalty interest	-	(9,107)
Proceeds on disposal of silver interest	25,000	3,408
Proceeds on disposal of long-term investments	12	-
Dividend income received	126	228
Other	(4,832)	(1,016)
Cash applied to investing activities	$(1,791,149)	$(146,021)
Effect of exchange rate changes on cash and cash equivalents	$(158)	$(55)
(Decrease) increase in cash and cash equivalents	$(204,801)	$212,275
Cash and cash equivalents, beginning of year	308,098	95,823
Cash and cash equivalents, end of year	$103,297	$308,098

Summary of Ounces Produced and Sold

	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced [2]
San Dimas [3]	2,317	1,418	1,786	1,928	1,744	1,290	1,118	1,608
Yauliyacu	749	696	696	576	687	875	658	718
Peñasquito	1,766	2,092	1,932	1,447	1,582	1,630	2,054	2,052
Antamina	2,403	-	-	-	-	-	-	-
Barrick [4]	627	506	610	640	690	397	299	301
Other [5]	2,422	2,178	2,177	1,751	1,701	1,903	2,182	2,185
Total silver ounces produced	10,284	6,890	7,201	6,342	6,404	6,095	6,311	6,864
Gold ounces produced [2]
Sudbury [6]	12,203	7,300	8,195	8,666	9,924	12,196	7,473	6,426
Salobo	37,680	32,954	27,805	27,185	12,253	10,415	8,486	8,903
Other [7]	19,293	15,592	14,082	17,809	13,925	19,064	16,796	18,534
Total gold ounces produced	69,176	55,846	50,082	53,660	36,102	41,675	32,755	33,863
Silver equivalent ounces of gold produced [8]	5,179	4,203	3,672	3,926	2,675	2,786	2,144	2,121
Silver equivalent ounces produced [8]	15,463	11,093	10,873	10,268	9,079	8,881	8,455	8,985
Silver equivalent ounces produced - as originally reported [2,8]	n.a.	10,993	10,904	10,371	8,964	8,447	8,365	8,977
Increase (Decrease) [2]	n.a.	100	(31)	(103)	115	434	90	8
Silver ounces sold
San Dimas [3]	2,097	2,014	1,265	1,901	1,555	1,295	1,194	1,529
Yauliyacu	987	428	809	320	761	1,373	111	1,097
Peñasquito	2,086	2,053	1,420	1,573	1,640	1,662	1,958	1,840
Antamina	1,340	-	-	-	-	-	-	-
Barrick [4]	569	514	633	648	671	377	291	361
Other [5]	1,672	1,566	1,448	1,223	1,106	1,592	1,673	1,398
Total silver ounces sold	8,751	6,575	5,575	5,665	5,733	6,299	5,227	6,225
Gold ounces sold
Sudbury [6]	6,256	6,674	12,518	8,033	11,251	5,566	6,718	6,878
Salobo	44,491	21,957	32,156	9,794	14,270	7,180	11,902	10,560
Other [7]	14,152	19,446	16,300	10,572	12,383	23,972	16,158	12,684
Total gold ounces sold	64,899	48,077	60,974	28,399	37,904	36,718	34,778	30,122
Silver equivalent ounces of gold sold [8]	4,863	3,619	4,468	2,058	2,808	2,441	2,267	1,891
Silver equivalent ounces sold [8]	13,614	10,194	10,043	7,723	8,541	8,740	7,494	8,116
Gold / silver ratio [8]	74.9	75.3	73.3	72.5	74.1	66.5	65.2	62.8
Cumulative payable silver equivalent ounces produced but not yet delivered [9]	6,891	6,380	6,398	6,445	4,952	5,147	5,996	6,042

1)	All figures in thousands except gold ounces produced and sold.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp's four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Antamina and Barrick mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended December 31, 2015
	Ounces Produced [2]	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	2,317	2,097	$29,954	$14.28	$4.24	$0.88	$19,218	$21,061	$146,555
Yauliyacu	749	987	15,189	15.39	4.20	6.43	4,693	11,044	165,282
Peñasquito	1,766	2,086	32,125	15.40	4.07	2.85	17,700	23,636	430,847
Antamina	2,403	1,340	18,858	14.07	2.80	9.93	1,802	15,110	886,981
Barrick [4]	627	569	8,231	14.47	3.90	3.24	4,171	5,595	498,090
Other [5]	2,422	1,672	24,730	14.79	4.82	4.32	9,449	17,208	458,911
	10,284	8,751	$129,087	$14.75	$4.06	$4.17	$57,033	$93,654	$2,586,666
Gold
Sudbury [6]	12,203	6,256	$6,965	$1,113	$400	$841	$(801)	$4,463	$506,250
Salobo	37,680	44,491	49,051	1,103	400	420	12,579	31,255	2,156,757
Other [7]	19,293	14,152	15,393	1,088	381	531	2,476	10,090	219,739
	69,176	64,899	$71,409	$1,100	$396	$485	$14,254	$45,808	$2,882,746
Silver equivalent [8]	15,463	13,614	$200,496	$14.73	$4.50	$4.99	$71,287	$139,462	$5,469,412
Corporate
General and administrative							$(9,011)
Impairment charges [9]							(230,901)
Other							(638)
Total corporate							$(240,550)	$(6,073)	$162,799
	15,463	13,614	$200,496	$14.73	$4.50	$4.99	$(169,263)	$133,389	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Aljustrel, Keno Hill, Rosemont and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	As more fully described in the Asset Impairment section of this press release, during the three months ended December 31, 2015, the Company recognized a total impairment charge of $230.9 million.

Three Months Ended December 31, 2014
	Ounces Produced [2]	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,744	1,555	$25,571	$16.44	$4.20	$0.81	$17,773	$19,040	$152,951
Yauliyacu	687	761	11,896	15.63	4.16	5.92	4,221	8,730	187,478
Peñasquito	1,582	1,640	27,493	16.76	4.05	2.98	15,966	20,851	451,145
Barrick [4]	690	671	11,216	16.72	3.90	3.26	6,411	8,600	605,328
Other [5]	1,701	1,106	18,219	16.47	4.29	3.95	9,101	12,929	559,747
	6,404	5,733	$94,395	$16.46	$4.13	$3.00	$53,472	$70,150	$1,956,649
Gold
Sudbury [6]	9,924	11,251	$14,231	$1,265	$400	$841	$263	$10,168	$583,862
Salobo	12,253	14,270	16,924	1,186	400	462	4,625	11,216	1,302,202
Other [7]	13,925	12,383	14,825	1,197	373	616	2,573	10,316	405,552
	36,102	37,904	$45,980	$1,213	$391	$625	$7,461	$31,700	$2,291,616
Silver equivalent [8]	9,079	8,541	$140,375	$16.43	$4.51	$4.79	$60,933	$101,850	$4,248,265
Corporate
General and administrative							$(8,992)
Other							89
Total corporate							$(8,903)	$(7,730)	$399,498
	9,079	8,541	$140,375	$16.43	$4.51	$4.79	$52,030	$94,120	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia and Aljustrel silver interests; the non-operating Rosemont, Keno Hill and Loma de La Plata silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Year Ended December 31, 2015
	Ounces Produced [2]	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	7,449	7,277	$113,198	$15.56	$4.22	$0.88	$76,122	$82,518	$146,555
Yauliyacu	2,717	2,544	40,079	15.75	4.19	6.43	13,040	29,407	165,282
Peñasquito	7,237	7,132	114,083	16.00	4.07	2.85	64,759	85,057	430,847
Antamina	2,403	1,340	18,858	14.07	2.80	9.93	1,802	15,110	886,981
Barrick [4]	2,383	2,364	37,103	15.70	3.90	3.24	20,237	27,887	498,090
Other [5]	8,528	5,909	92,257	15.61	4.63	4.49	38,328	65,899	458,911
	30,717	26,566	$415,578	$15.64	$4.17	$3.41	$214,288	$305,878	$2,586,666
Gold
Sudbury [6]	36,364	33,481	$39,201	$1,171	$400	$841	$(2,364)	$25,371	$506,250
Salobo	125,624	108,398	124,250	1,146	400	420	35,389	80,890	2,156,757
Other [7]	66,776	60,470	69,658	1,152	376	568	12,579	46,595	219,739
	228,764	202,349	$233,109	$1,152	$393	$534	$45,604	$152,856	$2,882,746
Silver equivalent [8]	47,697	41,574	$648,687	$15.60	$4.58	$4.78	$259,892	$458,734	$5,469,412
Corporate
General and administrative							$(32,237)
Impairment charges [9]							(384,922)
Other							(4,775)
Total corporate							$(421,934)	$(27,375)	$162,799
	47,697	41,574	$648,687	$15.60	$4.58	$4.78	$(162,042)	$431,359	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	As more fully described in the Asset Impairment section of this press release, during the year ended December 31, 2015, the Company recognized a total impairment charge of $384.9 million.

Year Ended December 31, 2014
	Ounces Produced ²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	5,760	5,573	$104,095	$18.68	$4.19	$0.81	$76,228	$80,769	$152,951
Yauliyacu	2,938	3,342	64,011	19.15	4.15	5.92	30,353	50,152	187,478
Peñasquito	7,318	7,100	134,757	18.98	4.05	2.98	84,860	106,004	451,145
Barrick [5]	1,687	1,700	31,687	18.64	3.90	3.26	19,508	23,065	605,328
Other [6]	7,971	5,769	109,664	19.01	4.27	4.25	60,495	86,161	559,747
	25,674	23,484	$444,214	$18.92	$4.14	$3.22	$271,444	$346,151	$1,956,649
Gold
Sudbury [7]	36,019	30,413	$38,720	$1,273	$400	$841	$962	$26,993	$583,862
Salobo	40,057	43,912	54,762	1,247	400	462	16,917	37,198	1,302,202
Other [8]	68,319	65,197	82,480	1,265	370	594	19,576	58,254	405,552
	144,395	139,522	$175,962	$1,261	$386	$607	$37,455	$122,445	$2,291,616
Silver equivalent [9]	35,400	32,891	$620,176	$18.86	$4.59	$4.87	$308,899	$468,596	$4,248,265
Corporate
General and administrative							$(37,860)
Impairment charges [10]							(68,151)
Other							(3,062)
Total corporate							$(109,073)	$(36,723)	$399,498
	35,400	32,891	$620,176	$18.86	$4.59	$4.87	$199,826	$431,873	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, Constancia and 777 silver interests; the non-operating Rosemont, Loma de La Plata, Aljustrel and Keno Hill silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These former silver interests are reflected as a component of Other silver interests in this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.	Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$(169,263)	$52,030	$(162,042)	$199,826
Add back - impairment loss, net of tax	226,673	-	372,399	68,151
Adjusted net earnings	$57,410	$52,030	$210,357	$267,977
Divided by:
Basic weighted average number of shares outstanding	403,909	364,436	395,755	359,401
Diluted weighted average number of shares outstanding	404,079	364,718	395,938	359,804
Equals:
Adjusted earnings per share - basic	$0.14	$0.14	$0.53	$0.75
Adjusted earnings per share - diluted	$0.14	$0.14	$0.53	$0.74

ii.	Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.	Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

iv.	Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's Management Discussion and Analysis available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	statements with respect to the entering into of the Cotabambas Early Deposit Agreement, including the satisfaction and completion of definitive documentation and the payments to be made thereunder;
•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•	the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•	the absence of control over the Mining Operations (as defined in Silver Wheaton's Annual Information Form) from which Silver Wheaton purchases silver or gold and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the tax impact to the Company's business operations is materially different than currently contemplated;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	litigation risk associated with outstanding legal matters;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to the entering into and completion of the Cotabambas Early Deposit Agreement;
•	risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton (the "Common Shares"), including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;
•	risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	challenges related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations, including environmental regulations and climate change;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserves and mineral resources estimates;
•	risks relating to production estimates from Mining Operations;
•	inability to replace and expand mineral reserves;
•	risks relating to the calculation of production forecasts;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions; and
•	risks relating to future sales or the issuance of equity securities;

As well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form and the additional risks identified under "Risks and Uncertainties" in Management's Discussion and Analysis for the period ended December 31, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F and Form 6-K filed March 16, 2016, both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	Common Shares trading below their value from time to time;
•	Silver Wheaton will enter into definitive documentation for the Cotabambas Early Deposit Agreement and make the payments set out therein;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	no material adverse effect on the results of operations, financial condition, cash flows or business of the companies with which the Company has precious metal purchase agreements;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•	any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal;
•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com